QuickLinks -- Click here to rapidly navigate through this document

DynTek, Inc.
19700 Fairchild Road, Suite 230
Irvine, CA 92612

January 26, 2006

Charito Mittelman
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

  Re:
  DynTek, Inc.: Registration Statement on Form S-1
  File No.: 333-129963
  Filed on: November 25, 2005

Dear Ms. Mittelman:

        The undersigned, as Chief Financial Officer of DynTek, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

        Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

        If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Christopher D. Ivey at (949) 725-4121. Thank you for your courtesy and cooperation in this matter.

                      Very truly yours,

                      DYNTEK, INC.

                      /s/  ROBERT I. WEBBER

                      Robert I. Webber
                      Chief Financial Officer

QuickLinks

DynTek, Inc. 19700 Fairchild Road, Suite 230 Irvine, CA 92612